Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

July 11, 2022

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:    Registrant:    Lincoln Variable Insurance Products Trust (“Registrant”)

File No.:           033-70742

Series:             LVIP Channing Small Cap Value Fund (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on June 22, 2022, to the Registrant’s Form N-1A registration statement filed on May 4, 2022, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”). The Fund is a series of the Registrant.

The following are your comments and the Registrant’s responses.

1)	Disclose the number of securities that the Fund expects to hold.

A.	The requested revision has been made. The Registrant revised the “Principal Investment Strategies” section to include the following:

The Fund anticipates that it will hold approximately 35-45 securities. The Fund’s holdings may be above or below these amounts, however, the Fund will not purchase or sell holdings solely to stay within that range.

2)	State how frequently the Fund intends to turn over its portfolio.

A.	The Fund anticipates that it will turn over approximately 40-60% of its portfolio annually.

3)	Update the index capitalization range as of June 30, 2022.

A.	The requested revision has been made.

4)	Disclose that the REIT and IPO investments for the fund will be included with “small-cap companies” for purposes of the Fund’s 80% policy.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

A.	The requested revision has been made. The Registration has revised the “Principal Investment Strategies” section as follows:

The Fund primarily invests in common stocks, but it also may invest in securities of small-cap companies issued by real estate investment trusts (REITs), including stocks purchased in initial public offerings (IPOs) or shortly thereafter.

5)	Confirm that AFFE would be disclosed if it would amount to one basis point or more.

A.	Confirmed.

6)	Address the discrepancy between the fundamental investment restriction against concentration and the “Concentration Risk” included under “Principal Risks.”

A.	Concentration Risk has been removed from “Principal Risks.”

7)	Provide more detail in the “Exchange Traded Fund (ETF) Risk” disclosure under “Principal Risks.”

A.

We respectfully decline to implement this comment because, upon review of the existing disclosure in the Registration Statement, disclosures used by other registrants, and the considerations discussed in our call, the existing ETF risk disclosures provide sufficient detail.

8)	Remove the additional header that is included in Part C.

A.	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Vice President & Assistant General Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Cherie Wolfskill

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